Free Writing Prospectus Filed
Pursuant to Rule 433
Registration Statement No. 333-197428
Dated September 21, 2015

THE J. M. SMUCKER COMPANY ANNOUNCES SECONDARY COMMON STOCK OFFERING

ORRVILLE, Ohio, September 21, 2015 – The J. M. Smucker Company (NYSE: SJM) (the “Company”) today announced that Blue Holdings I, L.P. (the “Selling Shareholder”) intends to offer for sale in an underwritten secondary offering 8,277,495 shares of the Company’s common stock pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The Company originally issued to the Selling Shareholder 17,061,079 shares of common stock on March 23, 2015 in connection with the Company’s acquisition of Big Heart Pet Brands, of which 12,139,145 shares were held by the Selling Shareholder immediately prior to the offering. The shares to be sold by the Selling Shareholder represent 100% of the ownership interests attributable to affiliates of Kohlberg Kravis Roberts & Co. L.P. The Company is not selling any shares and will not receive any proceeds from the proposed offering.

Morgan Stanley will act as the sole underwriter for the offering. The Company has filed a registration statement (File No. 333-197428) (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates, and the Company intends to file a further prospectus supplement with respect to this offering. Before you invest, you should read the prospectus and prospectus supplements in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplements and accompanying prospectus relating to the offering, when available, may be obtained by writing or telephoning us at:

The J. M. Smucker Company

Attention: Corporate Secretary

One Strawberry Lane

Orrville, Ohio 44667

(330) 684-3838

Morgan Stanley & Co. LLC will arrange to send you the prospectus supplements and accompanying prospectus relating to the offering if you request them by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014.

This press release will not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The proposed offering of these shares of common stock is being made only by means of one or more prospectus supplements and a related prospectus.

About The J. M. Smucker Company

For more than 115 years, The J. M. Smucker Company has been committed to offering consumers quality products that bring families together to share memorable meals and moments. Today, Smucker is a leading marketer and manufacturer of consumer food and beverage products and pet food and pet snacks in North America with projected annual net sales of approximately $8 billion. In consumer foods and beverages, its brands include Smucker’s®, Folgers®, Jif®, Dunkin’ Donuts®, Crisco®, Pillsbury®, R.W. Knudsen Family®, Hungry Jack®, Café Bustelo®, Martha White®, truRoots®, Sahale Snacks®, Robin Hood®, and Bick’s®. In pet food and pet snacks, its brands include Meow Mix®, Milk-Bone®, Kibbles ‘n Bits®, Natural Balance®, and 9Lives®. The Company remains rooted in the Basic Beliefs of Quality, People, Ethics, Growth, and Independence established by its founder and namesake more than a century ago.

The J. M. Smucker Company is the owner of all trademarks referenced herein, except for the following, which are used under license: Pillsbury® is a trademark of The Pillsbury Company, LLC, and Dunkin’ Donuts® is a registered trademark of DD IP Holder LLC.

Dunkin’ Donuts® brand is licensed to The J. M. Smucker Company for packaged coffee products sold in retail channels such as grocery stores, mass merchandisers, club stores, and drug stores. This information does not pertain to Dunkin’ Donuts® coffee or other products for sale in Dunkin’ Donuts® restaurants. K-Cup® is a trademark of Keurig Green Mountain, Inc., used with permission.

The J. M. Smucker Company Forward-Looking Statements

This press release contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by those forward-looking statements. Readers should understand that the risks, uncertainties, factors, and assumptions listed and discussed in this press release, including the following important factors and assumptions, could affect the future results of the Company and could cause actual results to differ materially from those expressed in the forward-looking statements:

•	the ability of the Company to successfully integrate acquired and merged businesses in a timely and cost-effective manner and retain key suppliers, customers, and employees;

•	the ability of the Company to achieve synergies and cost savings related to the Big Heart Pet Brands acquisition in the amounts and within the time frames currently anticipated;

•	the ability of the Company to generate sufficient cash flow to meet its deleveraging objectives within the time frames currently anticipated;

•	a change in outlook or downgrade in the Company’s public credit ratings by a rating agency below investment grade;

•	volatility of commodity markets from which raw materials are procured and the related impact on costs;

•	risks associated with derivative and purchasing strategies employed by the Company to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact the Company’s liquidity;

•	the ability to successfully implement and realize the full benefit of price changes that are intended to ultimately fully recover cost, including the competitive, retailer, and consumer response, and the impact of the timing of the price changes to profits and cash flow in a particular period;

•	the impact of accidents, extreme weather, and natural disasters, including crop failures and storm damage;

•	the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain raw materials, such as packaging for its Folgers® coffee products, and finished goods, such as K-Cup® pods, and the ability to manage and maintain key relationships;

•	the loss of significant customers, a substantial reduction in orders from these customers, or the bankruptcy of any such customer;

•	political or economic disruption;

•	other factors affecting share prices and capital markets generally; and

•	risks related to other factors described under “Risk Factors” in other reports and statements filed by the Company with the SEC, including its most recent Annual Report on Form 10-K.

Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this press release. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

CONTACT: The J. M. Smucker Company, (330) 682-3000, Investors: Aaron Broholm, Director, Investor Relations or Media: Maribeth Burns, Vice President, Corporate Communications